# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ProCap Financial, Inc., CIK 0002076163
CUSIP: 74277P105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 600 LEXINGTON AVE., FLOOR 2, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 04/06/2026
Filed by CIK 0002067990
Persons authorized to receive notices and communications: Anthony Pompliano, c/o 600 Lexington Avenue, Floor 2,, New York, New York (NY), 10022, (305) 938-0912

## Reporting persons
- Anthony Pompliano (CIK 0002067990): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 298,001; shared voting power 14,349,594; sole dispositive power 298,001; shared dispositive power 14,349,594; aggregate amount beneficially owned 14,647,595 (16.43% of the class)
- Inflection Points Inc, d/b/a Professional Capital Management (CIK 0002091433): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 14,349,594; sole dispositive power 0; shared dispositive power 14,349,594; aggregate amount beneficially owned 14,349,594 (16.09% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ProCap Financial, Inc.
Address of issuer's principal executive offices: 600 LEXINGTON AVE., FLOOR 2, NEW YORK, New York (NY), 10022

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D (as amended, this "Schedule 13D") is filed by the following persons (collectively, the "Reporting Persons"), pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit 1:

(i) Anthony Pompliano, an individual resident of the State of New York; and
(ii) Inflection Points Inc d/b/a Professional Capital Management, a Delaware corporation ("Professional Capital Management").
Residence or business address: The address for each of the Reporting Persons is 600 Lexington Avenue, Floor 2 New York, New York 10022.
Present principal occupation or employment: Mr. Pompliano's principal occupation is Chairman and Chief Executive Officer of ProCap Financial, Inc., a Delaware corporation (the "Issuer"), and the principal business of Professional Capital Management is serving as an investment firm focused on building and funding companies that solve important problems in society.
Criminal convictions in the last five years: During the past five years neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years neither of the Reporting Persons was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mr. Pompliano acquired one of the shares of common stock, $0.001 par value per share ("Common Stock"), that he has sole voting and dispositive power over pursuant to a subscription agreement, dated June 17, 2025, by and between Mr. Pompliano and the Issuer, pursuant to which Mr. Pompliano purchased such share of Common Stock for $0.001. On December 17, 2025, Mr. Pompliano acquired an additional 298,000 shares of Common Stock over which he has sole voting and dispositive power through an open market purchase using his personal funds.

Professional Capital Management acquired the Common Stock beneficially owned by it pursuant to certain transactions.

On December 5, 2025, Professional Capital Management acquired 10,562,500 shares of Common Stock, over which the Reporting Persons have shared voting and dispositive power over, in exchange for 9,500,000 common units of ProCap and 850,000 preferred units of ProCap held by Professional Capital Management pursuant to the Business Combination Agreement (the "BCA"), dated June 23, 2025, as amended, by and among ProCap BTC, LLC ("ProCap"), Columbus Circle Capital Corp I ("CCCM"), Professional Capital Management and the Issuer, and certain other parties thereto, as described in the Registration Statement on Form S-4 (File No. 333-290365) filed with the U.S. Securities and Exchange Commission, which became effective on November 8, 2025.

On April 6, 2026 (the "Closing Date"), Professional Capital Management acquired an additional 3,787,094 shares of Common Stock (the "Closing Shares"), over which the Reporting Persons have shared voting and dispositive power over, pursuant to the Agreement and Plan of Merger, dated as of February 9, 2026 (the "Silvia Merger Agreement"), by and among the Issuer, Silvia Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of the Issuer ("Silvia Merger Sub"), CFO Silvia, Inc, a Delaware corporation ("CFO Silvia"), Professional Capital Management, Shain Noor ("Noor"), and Noor, solely in his capacity as the stockholder representative. Pursuant to the Silvia Merger Agreement, Silvia Merger Sub merged with and into CFO Silvia on the Closing Date, with CFO Silvia surviving as a direct wholly-owned subsidiary of the Issuer (the "Silvia Merger").

In connection with the Silvia Merger, 453,426 shares of Common Stock (the "Escrow Shares" together with the Closing Shares, the "Silvia Merger Shares") were also issued into an escrow account (the "Escrow Account") for the benefit of Professional Capital Management and until such time as the Escrow Shares are released from the Escrow Account, the Reporting Persons do not have any voting or dispositive power over such Escrow Shares, and thus are not deemed the beneficial owners of such Escrow Shares.

Mr. Pompliano is the Chief Executive Officer of Professional Capital Management and may be deemed the beneficial owner of the securities held by Professional Capital Management.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired all of their securities for investment purposes only and are being held as a long-term investment. The Reporting Persons intend to continuously review their investment in the Issuer and may in the future determine to acquire additional securities of the Issuer or dispose of the securities of the Issuer owned by them or take any other available course of action, including surrendering or selling shares back to the Issuer for tax withholding obligations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

Mr. Pompliano is the Chairman and Chief Executive Officer of the Issuer and of Professional Capital Management and acquired his securities in that capacity pursuant to the agreements described in Item 3. As a result, Mr. Pompliano may have influence over the corporate activities of the Issuer.

The Reporting Persons do not have any present plans or proposals as of the date hereof that relate to or would impact any of the transactions described in this Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own an aggregate of 14,647,595 shares of Common Stock as follows: (i) 298,001 shares of Common Stock held by Mr. Pompliano, and (ii) 14,349,594 shares of Common Stock held by Professional Capital Management. Mr. Pompliano maintains beneficial ownership, including dispositive and voting control, over Professional Capital Management.

The percentage ownership set forth on Row (13) of the cover page of this Schedule 13D is based on 89,177,103 shares of Common Stock outstanding at the close of business on April 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Pompliano has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by him and shares the power to vote or to direct the vote, and shares power to dispose or to direct the disposition of all shares beneficially owned by Professional Capital Management, of which Mr. Pompliano is the Chief Executive Officer. Such shares are set forth on Rows (7) through (10) of the cover page of this Schedule 13D.
Transactions in the class effected during the past sixty days: Except as described under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Issuer's Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As the Chairman and Chief Executive Officer of the Issuer, Mr. Pompliano has in the past and may receive future compensation in the form of Common Stock, options or other securities convertible into Common Stock.

Professional Capital Management has entered into an agreement with the Issuer pursuant to which Professional Capital Management has agreed not to, without the prior written consent of the Issuer, sell, offer to sell, or otherwise transfer or dispose of any Common Stock received by Professional Capital Management in connection with the BCA until the earlier of (i) the six (6) month anniversary of the December 5, 2025, or (ii) the date on which the Issuer consummates a subsequent liquidation, merger, capital stock exchange, reorganization, or similar transaction which results in all of the stockholders of the Issuer having the right to exchange their shares of Common Stock for cash, securities or other property.

Professional Capital Management also entered into an amended and restated registration rights agreement, dated December 5, 2025, by and among CCCM, the Issuer, Professional Capital Management, Jeff Park (collectively with Professional Capital Management, the "ProCap Holders"), and Columbus Circle I Sponsor Corp LLC, a Delaware limited liability company (the "Sponsor"), pursuant to which the registration rights agreement dated as of May 15, 2025, by and among CCCM, the Sponsor, and the underwriters in the CCCM initial public offering, will be assumed by the Issuer and provide the ProCap Holders with registration rights thereunder covering, among other securities, the shares of Common Stock.

In connection with the Silvia Merger, Professional Capital Management entered into that certain lock-up agreement with the Issuer (the "Silvia Merger Lock-Up Agreement") pursuant to which the Silvia Merger Shares are subject to transfer restrictions for a period ending on the later of (A) the six-month anniversary of the Closing Date and (B) the date on which the price of the Common Stock equals or exceeds the $9.00 per share (subject to adjustment for stock dividends, splits, and similar recapitalizations). Any additional shares received as earnout consideration pursuant to the Silvia Merger Agreement (the "Earnout Shares"), if any, are subject to a six-month lock-up following the Earnout Release Date (as defined in the Silvia Merger Agreement). The Silvia Merger Lock-Up Agreement contains customary exceptions for transfers to affiliates, family members, trusts, and for tax obligations, among others. In addition, pursuant to the Silvia Merger Agreement, for a period of two (2) years following the Closing Date, Professional Capital Management is subject to a separate restriction prohibiting participation in any repurchase by the Issuer of Common Stock.

In connection with the Silvia Merger, Professional Capital Management also entered into that certain registration rights agreement with the Issuer (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to register the resale of the Silvia Merger Shares and Earnout Shares, if issued. Pursuant to the Registration Rights Agreement, a majority-in-interest of the then outstanding Registrable Securities (as defined in the Registration Rights Agreement) may make a written demand for registration of all or part of their Registrable Securities as soon as practicable, but not more than 45 days after the Issuer's receipt of the demand for registration. The Issuer will not be obligated to effect more than three registrations pursuant to a demand registration. Professional Capital Management may at any time request in writing that the Issuer register the resale of any or all of the Registrable Securities on Form S-3 or any similar short-form registration statement within 30 days, provided, however, that the Issuer will not be obligated to effect such request through an underwritten offering or if Form S-3 is not available. The Registration Rights Agreement also provides customary piggyback registration rights (subject to underwriter cutbacks) and allows the Issuer to postpone or withdraw the filing or effectiveness of a piggyback registration at any time in its sole discretion. Furthermore, the Registration Rights Agreement includes certain restrictions on registration rights if in the Issuer's good faith the registration would be seriously detrimental to the Issuer. In such case, the Issuer will have the right to defer such filing for a period of not more than 30 days; provided, however, that the Issuer will not defer its obligation in this manner more than once in any 12-month period. The Registration Rights Agreement includes customary indemnification and contribution provisions and provides that the Issuer will bear registration expenses (excluding underwriting discounts and commissions and fees of Professional Capital Management's counsel above an agreed cap). Registration rights will terminate with respect to Professional Capital Management when Professional Capital Management's shares may be sold without restriction under Rule 144, subject to customary conditions.

There currently are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Joint Filing Agreement dated December 11, 2025 by the Reporting Persons (incorporated herein by reference to Exhibit 1 to the Reporting Persons' Schedule 13D filed on December 11, 2025).

Exhibit 2. Business Combination Agreement, as of June 23, 2025, by and among CCCM, the Issuer, ProCap, Professional Capital Management, and certain other parties (incorporated herein by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form S-4/A, filed on October 20, 2025 (File No. 333-290365)).

Exhibit 3. First Amendment to the Business Combination Agreement, dated as of July 28, 2025, by and among CCCM, the Issuer, ProCap, Professional Capital Management, and certain other parties (incorporated herein by reference to Exhibit 2.2 to the Issuer's Registration Statement on Form S-4/A, filed on October 20, 2025 (File No. 333-290365)).

Exhibit 4. Lock-Up Agreement (incorporated herein by reference to Exhibit 10.10 to the Issuer's Registration Statement on Form S-4/A, filed on October 20, 2025 (File No. 333-290365)).

Exhibit 5. Form of Amended and Restated Registration Rights Agreement (incorporated herein by reference to Exhibit 10.20 to the Issuer's Registration Statement on Form S-4/A, filed on October 20, 2025 (File No. 333-290365)).

Exhibit 6. Silvia Merger Agreement (incorporated herein by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed on April 6, 2026).

Exhibit 7. Silvia Merger Lock-Up Agreement (incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed on April 6, 2026).

Exhibit 8. Registration Rights Agreement (incorporated herein by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K, filed on April 6, 2026).

## Signatures
- Anthony Pompliano: /s/ Anthony Pompliano, Anthony Pompliano, Individually (04/08/2026)
- Inflection Points Inc, d/b/a Professional Capital Management: /s/ Anthony Pompliano, Anthony Pompliano, Chief Executive Officer of Professional Capital Management (04/08/2026)